PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM08
Bermuda

August 16, 2012

VIA EDGAR

Mr. Joel N. Parker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Platinum Underwriters Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 21, 2012
File Number: 001-31341

Dear Mr. Parker:

The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2012, as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Platinum Holdings (the “2011 Form 10-K”).  For ease of reference, the Staff’s comment is included in bold followed by our response.  All references in the following information to page numbers in the 2011 Form 10-K are to pages in the EDGAR version of such document.  In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

In responding to the Staff’s comment, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements
11.  Statutory Regulation and Dividend Capacity, page F-25

1.
You label the 2011 statutory net (loss) income and statutory capital and surplus as “unaudited.”  Please amend your filing to provide the disclosure on an audited basis.  This information is required by ASC 944-505-50 and Rule 7-03 of Regulation S-X.

RESPONSE:  The 2011 statutory net (loss) income and statutory capital and surplus are labeled as “unaudited” as the annual statutory financial statements of our reinsurance subsidiaries in Bermuda and the United States are due on April 30 and June 1, respectively, and therefore were not completed by the 2011 Form 10-K filing deadline.  The final statutory financial information for 2011 was not materially different than the amounts we disclosed in the 2011 Form 10-K.  In future filings, we propose to remove the “unaudited” label and to include language explaining that the information is preliminary and subject to revision as statutory financial statements are due later in the year for the jurisdictions in which we do business.  If the final statutory financial information is materially different than that provided in our Annual Report on Form 10-K, we will provide the final statutory financial information in our Quarterly Report on Form 10-Q filed following the filing of the statutory financial statements.

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Please do not hesitate to contact me at (441) 298-0772 with any questions or further comments you may have.

Very truly yours,

/s/ Allan C. Decleir
Allan C. Decleir
Executive Vice President and Chief Financial Officer

cc:	Frank Wyman, Staff Accountant
Mary Mast, Staff Accountant